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                                Filed by National City Corporation pursuant to
                                Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019




This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City's and Provident's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Provident's results to differ materially from those described in the forward-looking statements can be found in the 2004 Quarterly Reports on Form 10-Q, as they are filed, and the 2003 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 11, 2004, and information regarding Provident's directors and executive officers is available in its Form 10-K filed with the SEC by Provident on March 15, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.



                                   **********


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Our customers have asked a variety of questions regarding the upcoming merger of
Provident and National City. The following is a Q&A to help address their questions.

FDIC
I have accounts with National City already. What does this mean to me as far as FDIC coverage?
Currently National City is operating under several separate bank charters. FDIC insurance is based upon each of the bank charters, meaning a customer could have accounts in separate National City regions and achieve higher levels of FDIC coverage (the maximum is $100,000 per charter). However, it is anticipated that National City will, at some point, merge the charters, but all insurance continues on for the term of the deposit. No time range has been established for this.

Timing
What is going to change and what is going to be the same?
Between now and early 2005 very little will actually change. We will still operate as Provident Bank, using the same checks, account numbers, etc. Most importantly, you can continue to bank in the same familiar branch locations with the same friendly people you've come to know. And while you will continue to see the same committed associates on a daily basis, you will soon have access to over 1,100 branches and 2,000 ATMs located throughout the Midwest as well as a deeper and broader portfolio of products and services.

When will the signs change and the name officially become National City?
Very little will change between now and early 2005. At that time all signage, systems and processes will change over. The name of the bank will officially change to National City as well.

When will I be notified of changes that impact me and my banking relationships? We have several communications scheduled. The first is in the execution stage right now and will involve a customer communication acknowledging the merger and giving a general sense of the time frame. Other communication to customers will be forthcoming as landmarks are achieved.

Branches/ATMs
When will National City branches and ATMs be available to Provident Bank clients for usage? Access to these would be convenient to me.
This topic is currently under discussion. It will not happen prior to the scheduled closing of the holding company merger this summer.

Will National City build additional branches?
National City is currently evaluating its branch expansion strategy, but has indicated possible growth of additional branches in Cincinnati and Northern Kentucky. It recently announced plans to open a new store in Springboro, Ohio, a location where Provident currently does not have a branch.

Will my safe deposit box still be available? Will the usage fee change?
In general, availability of services will be increased rather than decreased. Particulars like fees are currently being evaluated.



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If I am in the middle of a business loan, how will the merger affect this process?
If you are in the middle of a loan, it is likely that the transaction will be completed prior to the merger actually taking place. National City will be expanding the line of business products and services to current Provident customers and will, therefore, be providing more opportunities to our business customers. Additionally, the current loan officer is likely to remain the same.

Accounts
What is going to happen to my accounts?
Discussions on product mapping have just commenced. At a high level, existing Provident and National City products align well- with National City having many additional products to offer. Details about accounts will be communicated to customers in a mailing to take place approximately 45 days prior to the scheduled system conversion.

What about the line of credit? Will the rate stay the same?
In a situation where the line of credit is tied contractually to a rate, the rate or rate index will not change as long as the contract is in place. In other cases, it is possible for rates to change - although these details will not be determined for some time.

What about my credit card?
Provident does not own most of the credit cards that we have issued over the past few years. National City has a wide range of credit card products and it is anticipated that Provident will aggressively sell National City's credit card product upon the closing of the merger.

Will my account numbers change? When?
It is likely that many of the account numbers will change effective with the systems integration scheduled to happen in early 2005. Customers will be notified approximately 45 days in advance of any such changes.

Will my business checking still be free?
National City offers a variety of business checking products - among them a free checking offering.

What will happen to our current CDs? Will the rate and term remain the same and what will happen at their maturity?
CDs are a contract with the customer. As such, all current rates and terms will remain the same until the CD matures. At that time, the renewal will take place at then current National City rates. In addition, some product terms may change-although this is yet to be determined.

Will the routing number change for my direct deposit/payroll?
Yes- the routing number will change at the time that the systems integration work is completed in early 2005. Arrangements will be made to continue to accept the Provident routing number for a period of time after the integration is completed. All efforts will be made to ensure this process is as simple as possible for customers.

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Will there be more competitive interest rates with the larger bank?
Pricing policies and competitive strategies are currently being developed.

When will you have information on the types of accounts that will be available to me?
Will I have a choice of accounts or will you just put me into something?
You will be mapped into a product that most closely fits the characteristics of your current Provident product. If you choose that another account is more appropriate for you it is very easy to move to another account type through the branches or call center.

What will happen with my Online Banking and Bill Pay accounts? Should I stop paying bills via Bill Pay?
No changes will take place until the systems integration is completed in early 2005. At that time, all Online Banking and Bill Pay customers will be migrated over to the National City platform. Details of the system integration have yet to be completed. Given that the conversion won't take place until 2005, there is no reason to discontinue paying bills via Bill Pay.

Checks/Debit Cards
I need to order new checks. Should I proceed?
Yes, you should proceed with ordering new checks. No changes to your account will take place until early 2005.

When will I receive new checks? Will the first order be free?
There will not be a need for new checks until after the system integration work is completed in early 2005. For some period of time beyond that, your current checks will continue to be accepted. Details on the duration of this period of time and specifics on when you will receive your new checks are still being determined.

How long should I continue using my checks?
You should continue using your current checks until you have been notified by National City to discontinue their usage. This will not be until early 2005.

Will I continue to receive my canceled checks? I bank with Provident specifically for this service.
National City offers account types that return checks and account types that offer check safekeeping. With check safekeeping, National City retains and safely destroys your physical checks.

Will National City automatically send me a new debit card?
You will automatically receive a new debit card at approximately the same time that systems integration work is completed, scheduled to occur early in 2005. More detailed information will be provided to customers after the merger is consummated this summer.

Do I need to change my electronic payments tied to my debit card number?
You will need to do this, although it will not be necessary until after systems integration work is completed in 2005.

Investments
Will my PSI representative change?
In general, customer facing associates such as PSI representatives are expected to remain the same.

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Miscellaneous
Will the extended hours remain? I love the new hours.
This decision has yet to be made, although National City is clearly committed to continuing to improve the overall customer experience.

Why isn't the company doing promotional work to keep me from going somewhere else to bank? A lot of other companies are offering promotional items to get clients to change banks.
We are actively engaged in some product offerings that will let the community know that we are committed to remaining competitive during this period of transition - and well into the future.

Will the staff remain the same? If not, what will happen to them?
In any merger like this, certain staff consolidation is inevitable. Having said that, the plan is to expand the number of branches and customer touchpoints, providing many new opportunities for Provident associates. Those associates currently in customer facing locations are expected to remain in their current locations (except for normal HR situations like transfers, promotions, etc.). In other areas where there is a potential overlap with National City, decisions have yet to be made regarding which branches will remain open. Certainly, given the size of National City's distribution in these areas, there will be many opportunities for those who have their branch closed.

Why did Provident go through the expense and trouble of changing the branding when this was going to happen? It seemed like only a week later.
The logo change was the very visible culmination of a two-year project centered on making Provident more focused on our customers. The underlying work of the brand change, such as enhancements in the branches and increased attention to customer service, is very consistent with the culture of National City and will help ease the overall integration of Provident into National City.

Who is on the integration team?
As mentioned previously, Provident and National City have both created integration, or conversion, teams to meet, share information and making plans for the future conversion. Below are the areas represented on the integration. The Provident representative is listed first and the National City representative is listed second.
- Audit: Greg Dooley, Rob Hipskind
- COIS (Operations): Paul Raffaelli, Jane Grebenc
- Communications: Tom McGill, Amber Garwood
- Community Development: Amin Akbar, Danny Cameron
- Compliance: Judy Huffman, David Fynn
- Consumer & Small Business: Steve Walsh, Robert Manning
- Corporate Finance: Tony Stollings, Janis Lyons
- Credit: Jim Gertie, Jeff Tengel
- Human Resources: Debbie Strawser, Diane Christopher
- Institutional Asset Mgt.: Mike Zimmerlin, Vicki Marsh
- Integration Coordinator: Mike Rizzo, Tom Kaylor
- Investments: Tayfun Tuzun, Michael Karibian
- Legal: Jim Whitaker, Pat Flynn
- Loan Review: Ward Clark, Steve Byrne
- Marketing: Tom McGill, Karin Stone
- National Consumer Finance, PCFS: Vince Rinaldi, Richard Gradone

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- National Consumer Finance, Consumer Lending & Auto Lease: Jay Plum, Glenn
Fardy and Rick Humrick, Richard Gradone
- Properties: Gene Slageter, Mike Kearney
- Wealth Management: Greg Edwards, Al Kantra
- Wholesale Banking, Commercial Banking: Rodger Davis and Barry Peterson, Michael McCuen
- Wholesale Banking, Leasing: Vince Rinaldi and Bob Rinaldi, Michael McCuen

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484
Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202 Attention: Secretary (513-579-2861). The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 11, 2004, and information regarding Provident's directors and executive officers is available in its Form 10-K filed with the SEC by Provident on March 15, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.